ISSUED ON BEHALF OF REED ELSEVIER PLC

11 March 2015

Director Declaration

Pursuant to Listing Rule 9.6.14(2), Reed Elsevier PLC (“the Company”) announces that
Wolfhart Hauser, a Non-Executive Director of the Company, will be appointed as Chairman of FirstGroup plc on 16 July 2015. Dr Hauser will join the Board of FirstGroup plc as a Non-Executive Director and Chairman Designate on 18 May 2015. FirstGroup plc is listed on the London Stock Exchange.